UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SeaWorld Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

81282V100

(CUSIP Number)

PO Box 472, 2nd Floor

Harbour Place

103 South Church Street, George Town

Grand Cayman KY1-1106

Cayman Islands

c/o 15/F., AIA Central, 1 Connaught Road Central

Hong Kong

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 3, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons: PAG HOLDINGS LIMITED

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 19,452,063

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 19,452,063

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,452,063

12.	Check Box if the Aggregate Amount in Row (10) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (10): 23.1%

14.	Type of Reporting Person (See Instructions): HC

1.	Name of Reporting Persons: PACIFIC ALLIANCE GROUP LIMITED

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 19,452,063

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 19,452,063

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,452,063

12.	Check Box if the Aggregate Amount in Row (10) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (10): 23.1%

14.	Type of Reporting Person (See Instructions): OO

1.	Name of Reporting Persons: PACIFIC ALLIANCE INVESTMENT MANAGEMENT LIMITED

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 19,452,063

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 19,452,063

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,452,063

12.	Check Box if the Aggregate Amount in Row (10) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (10): 23.1%

14.	Type of Reporting Person (See Instructions): IA

1.	Name of Reporting Persons: PA GRAND OPPORTUNITY II LIMITED

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 19,452,063

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 19,452,063

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,452,063

12.	Check Box if the Aggregate Amount in Row (10) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (10): 23.1%

14.	Type of Reporting Person (See Instructions): OO

1.	Name of Reporting Persons: PA EMINENT OPPORTUNITY VI LIMITED

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 19,452,063

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 19,452,063

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,452,063

12.	Check Box if the Aggregate Amount in Row (10) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (10): 23.1%

14.	Type of Reporting Person (See Instructions): OO

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock (the “Common Stock”), par value $0.01 per share, of SeaWorld Entertainment, Inc., a Delaware corporation. The principal executive offices of the Issuer are located at 9205 South Park Center Loop, Suite 400, Orlando, Florida 32819.

Item 2. Identity and Background

(a) This Schedule 13D is being filed jointly by PAG Holdings Limited (“PAG Holdings”), a company organized under the laws of Cayman Islands, Pacific Alliance Group Limited (“PAG Limited”), a company organized under the laws of Cayman Islands, Pacific Alliance Investment Management Limited (“Pacific Alliance Investment Management”), a company organized under the laws of Cayman Islands, PA Grand Opportunity II Limited (“PA Opportunity II”), a company organized under the laws of British Virgin Islands, and PA Eminent Opportunity VI Limited (“PA Opportunity VI”), a company organized under the laws of British Virgin Islands.

PAG Holdings owns 99.2% of the equity interests in PAG Limited. PAG Limited owns 90.0% of the equity interests in Pacific Alliance Investment Management.  Pacific Alliance Investment Management is the investment manager of each of Pacific Alliance Asia Opportunity Fund L.P. and PAG Asia Loan Fund II L.P., each a limited exempted partnership established under the laws of the Cayman Islands.  Pacific Alliance Asia Opportunity Fund L.P. and PAG Asia Loan Fund II L.P. own 50.0% and 23.3% of the equity interests in PA Opportunity II, respectively, and in turn, PA Opportunity II owns 100% of the equity interests of PA Opportunity VI.

Each of PAG Holdings, PAG Limited, Pacific Alliance Investment Management, PA Opportunity II and PA Opportunity VI is referred to as a “Reporting Person” and are collectively referred to as the “Reporting Persons.”

The name, present principal occupation and citizenship of each director, officer and control person of the Reporting Persons (the “Covered Individuals”) are set forth below.

Name	Present Principal Occupation	Citizenship
PAG Holdings Limited

Jon Robert Lewis	Group General Counsel	United States
Derek Roy Crane	Group Chief Operating Officer	British
Weijian Shan	Group Chairman and Chief Executive Officer	Chinese
Christopher Marcus Gradel	Managing Partner	British
Jon-Paul Toppino	Group President	United States
Anthony Murray Miller	Chief Executive Officer, PAG Japan	United States
Richard Charles Blum	Non-Executive Director	United States

Pacific Alliance Group Limited

Jon Robert Lewis	Director	United States
Derek Roy Crane	Director	British
Christopher Marcus Gradel	Director	British

Pacific Alliance Investment Management Limited

Jon Robert Lewis	Director	United States
Derek Roy Crane	Director	British
Christopher Marcus Gradel	Director	British

PA Grand Opportunity II Limited

PAX Secretaries Limited	Director of PA Grand Opportunity II Limited	British Virgin Islands
Derek Roy Crane	Director of PAX Secretaries Limited	British
Jon Robert Lewis	Director of PAX Secretaries Limited	United States

PA Eminent Opportunity VI Limited

PAX Secretaries Limited	Director of PA Eminent Opportunity VI Limited	British Virgin Islands
Derek Roy Crane	Director of PAX Secretaries Limited	British
Jon Robert Lewis	Director of PAX Secretaries Limited	United States

(b) The business addresses of the Reporting Persons and the Covered Individuals are as follows:

with respect to (i) PAG Holdings, (ii) PAG Limited, (iii) Pacific Alliance Investment Management and (iv) the related Covered Individuals, PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands, c/o 15/F., AIA Central, 1 Connaught Road Central, Hong Kong; and

with respect to (i) PA Opportunity II, (ii) PA Opportunity VI and (iii) the related Covered Individuals, Commence Chambers, P.O. Box 2208, Road Town, Tortola, British Virgin Islands.

(c) Each of PAG Holdings, PAG Limited, PA Opportunity II and PA Opportunity VI is a holding company. Pacific Alliance Investment Management is an investment management company. The present principal occupation of each of the Covered Individuals is set forth in Item 2(a) above and is incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the Covered Individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the Covered Individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship or place of organization for each of the Reporting Persons and the Covered Individuals is set forth in Section 2(a) of this Schedule 13D and is incorporated herein by reference.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.1. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are, or have agreed to act as, a group within the meaning of Section 13(d) of the Exchange Act and the rules thereunder.

Item 3. Source and Amount of Funds or Other Consideration

On May 3, 2019 (the “Trigger Date”),  PA Opportunity VI completed discussions relating to a default under a security agreement, dated as of May 8, 2017 (as amended from time to time, the “Security Agreement”), between Sun Wise (UK) Co., Ltd (“SWUK”) and Lord Central Opportunity V Limited (the “Security Agent”), an affiliate of PA Opportunity VI. Pursuant to the Security Agreement, SWUK previously pledged 19,452,063 shares of the Common Stock (the “Shares”) as partial security for the repayment of a loan previously made to SWUK in connection with the acquisition by SWUK of the Shares of the Issuer pursuant to the Facility Agreement (as defined in Item 6 below). The Security Agreement is described in more detail in Item 6. On May 9, 2018, PA Opportunity VI delivered a default notice and took other formal steps to declare a default under the Security Agreement. Following its delivery of the default notice, PA Opportunity VI continued to negotiate with SWUK and certain other obligors under the Facility Agreement for a potential cure to the default until the Trigger Date.  As such, PA Opportunity VI did not determine that its right to vote and/or dispose of the pledged Shares, within the meaning of Rule 13d-3(3) under the Securities Exchange Act of 1934, as amended (as applicable and subject to limitations in the stockholders agreement described in Item 4), would become exercisable until it discontinued such negotiations on the Trigger Date.

Therefore, effective as of the Trigger Date, each Reporting Person may be deemed to be the beneficial owner of the Shares. Certain information regarding the Reporting Persons’ rights and obligations as beneficial owners of the Shares is set forth in Item 6 of this Schedule 13D below. To the extent required by Item 3 of Schedule 13D, the information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes and intend to review their respective investments in the Issuer on a continuing basis. From time to time and at any time in the future, the Reporting Persons may, subject to the transfer restriction and other arrangements discussed below, take such actions with respect to their investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional Shares and/or other equity, debt, notes, other securities or derivative or other instruments of the Issuer that are based upon or relate to the value of the shares of Common Stock or the Issuer (collectively, the “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise, including to recoup in part or in full the amount of indebtedness of the borrower under the Facility Agreement (as defined below); (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. In determining whether to carry out any of the aforementioned actions, the Reporting Persons may consider factors such as the terms of certain arrangements discussed in Item 6 below, as well as the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, price levels of the shares of Common Stock, any rights or restrictions relating to the Reporting Persons, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions.

To effect the transfer of the Shares, the Reporting Persons, acting through the Security Agent, and the Issuer were required to enter into certain transfer restriction arrangements with respect to the Shares, substantially consistent with those transfer restrictions set forth in a stockholders agreement, dated as of March 24, 2017, between the Issuer, SWUK and Zhonghong Zhuoye Group Co., Ltd. (“ZHG”), including a limitation on the Reporting Persons’ ability to sell or otherwise dispose of the Shares on or prior to May 8, 2019, and to join the Security Agent as a party to the registration rights agreement, dated as of March 24, 2017 between the Issuer and ZHG (the “Registration Rights Agreement”). These transfer restrictions and the agreement to join the Security Agent to the Registration Rights Agreement are set forth in a letter agreement, dated as of May 3, 2019, between the Issuer and the Security Agent (the “Letter Agreement”), and are described in Item 6. Additionally, each of the Letter Agreement and the Registration Rights Agreement is incorporated by reference herein and is filed as Exhibit 99.4 and 99.5 hereto, respectively.

As of the date hereof, except as described above, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

To the extent required by Item 4 of Schedule 13D, the information set forth in Items 3 and 6 of this Schedule 13D is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information relating to the beneficial ownership of the Shares by each of the Reporting Persons is set forth in Rows 7 through 11 of each of the cover pages hereto and is incorporated herein by reference.

Calculations of the percentage of the Common Stock beneficially owned assumes that there are a total of 84,126,506 outstanding shares of the Common Stock, par value $0.01 per share as of February 22, 2019, as reported in the Issuer’s annual report on Form 10-K, filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2019.  Based on this number of outstanding shares of the Common Stock, each of the Reporting Persons may be deemed to be the beneficial owner of 23.1% of the total number of outstanding Common Stock as listed on such Reporting Person’s respective reporting page. Each of the Reporting Persons disclaims beneficial ownership in the Shares reported herein, except to the extent of the Reporting Person’s respective pecuniary interest therein.

The Shares are held in the name of the Security Agent on behalf of PA Opportunity VI and a junior investor, China Huarong International Holdings Limited (the “Junior Investor”). The Security Agent does not have discretionary authority over the Shares; the Junior Investor has certain limited discretionary authority over the Shares, but will not have the power to vote or dispose of the Shares until the debt owed to PA Opportunity VI that is secured by the Shares is fully discharged  (assuming the Security Agent still holds the Shares at that time).

(c) Other than as described in Item 3, during the past 60 days, none of the Reporting Persons or Covered Individuals has acquired any shares of the Common Stock of the Issuer.

(d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the extent required by Item 6 of Schedule 13D, the information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Facility Agreement

In connection with the initial purchase of the Shares by SWUK, SWUK, Sun Wise Oriented (HK) Co., Limited (“SWHK”) and PA Opportunity VI entered into a facility agreement dated as of May 8, 2017 (as amended from time to time, the “Facility Agreement”), whereby SWUK borrowed approximately $150,000,000 at an annual interest rate of 9%. Unless previously prepaid in accordance with its terms, the Facility Agreement matures on May 8, 2019, subject to any mutually agreed extension. The terms of the Facility Agreement include the issuance by SWUK to PA Opportunity VI of a single Class A Preference Share of SWUK (the “Class A Share”). As described in the Facility Agreement, the Class A Share carries certain voting rights with respect to the capital of SWUK and entitles PA Opportunity VI to appoint one director to the board of directors of SWUK (the “Class A Director”). The consent or approval of the holder of the Class A Share and the Class A Director is required in order for SWUK to take certain actions, including, among others, the selling, disposing of, and proposing to sell or dispose of any asset of SWUK, including any Common Stock.

Security Agreement

Pursuant to the Security Agreement, upon the occurrence of certain events of default as defined in the Facility Agreement, PA Opportunity VI may require SWUK to pre-pay amounts outstanding under the Facility Agreement and exercise its rights to foreclose on and dispose of the Pledged Shares and other collateral, in each case in accordance with the Facility Agreement and Security Agreement.

Transfer Restrictions

Pursuant to the Letter Agreement, the Security Agent may not transfer any shares of the Company from the period commencing on the date of the Letter Agreement and ending on May 8, 2019 (the “Restricted Period”) unless (i) such transfer is approved in advance by a majority of the disinterested members of the Issuer’s board of directors or a duly authorized committee thereof; (ii) such transfer is to (a) PA Opportunity VI or the Junior Investor or (b) certain affiliates of the Security Agent, PA Opportunity VI or the Junior Investor not engaged in the business of owning or operating theme parks, provided that such entity agrees to be bound by the terms of the Letter Agreement (such transferees, together with the Security Agent, the “Creditor Parties”); (iii) such transfer is in connection with an acquisition approved by the Issuer’s board of directors or a duly authorized committee thereof; (iv) such transfer constitutes a tender into a tender or exchange offer commenced by the Issuer or any of its affiliates; or (v) such transfer is in connection with a bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, provided that such entity is not controlled by any governmental authority in connection with a bona fide loan or enforcement thereunder (or, if such financial institution is controlled by a governmental authority, then such financial institution must be included in The Banker’s most recently issued Top 1000 World Banks ranking or have common equity securities listed on a globally recognized stock exchange).

Following the Restricted Period, other than in an underwritten public offering, block trade or permitted transfer described above, none of the Creditor Parties will be permitted to transfer shares of the Issuer to certain competitors of the Issuer or, to the knowledge of such Creditor Party or its broker, a person or group who is a 5% stockholder or who would thereby become a 5% stockholder. In addition, in an underwritten public offering or block trade, other than a permitted transfer described above, the transferring Creditor Party will instruct the underwriter or broker not to transfer any shares to a person or group who is a 5% stockholder or would become a 5% stockholder (unless the identity of the purchaser is not known to the underwriter or broker). In a block trade, other than a permitted transfer described above, the transferring Creditor Party will instruct its broker not to transfer shares to certain competitors of the Issuer (unless the identity of the purchaser is not known to such Creditor Party or its broker).

Registration Rights Agreement

The Registration Rights Agreement provides the Security Agent, acting on behalf of PA Opportunity VI and the Junior Investor, with certain demand, “piggyback” and other registration rights with respect to the Shares.  The Registration Rights Agreement requires the Issuer to pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities under the Securities Act of 1933.

Except as set forth above, there are no contracts, arrangements, understandings or relationships between the Reporting Persons, the Covered Individuals and/or any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1: Joint Filing Agreement, dated as of May 6, 2019, by and among PAG Holdings, PAG Limited, Pacific Alliance Investment Management, PA Opportunity II and PA Opportunity VI.

Exhibit 99.2: Facility Agreement, dated as of May 8, 2017, by and among SWUK, SWHK and PA Opportunity VI.

Exhibit 99.3: Security Agreement, dated as of May 8, 2017, by and between SWUK, SWHK and PA Opportunity VI.

Exhibit 99.4: Letter Agreement, dated as of May 3, 2019, by and between the Issuer and the Security Agent (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on May 6, 2019).

Exhibit 99.5: Registration Rights Agreement, dated as of March 24, 2017, by and between the Issuer and Sun Wise (UK) Co., Ltd. (incorporated by reference to Exhibit 99.4 of the Issuer’s Current Report on Form 8-K, filed with the SEC on  March 24, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

[Signature Page Follows]

Dated: May 6, 2019

PAG HOLDINGS LIMITED

By:	/s/ Derek Roy Crane
Name:	Derek Roy Crane
Title:	Director

PACIFIC ALLIANCE GROUP LIMITED

By:	/s/ Derek Roy Crane
Name:	Derek Roy Crane
Title:	Director

PACIFIC ALLIANCE INVESTMENT MANAGEMENT LIMITED

By:	/s/ Derek Roy Crane
Name:	Derek Roy Crane
Title:	Director

PA GRAND OPPORTUNITY II LIMITED

By:	/s/ Derek Roy Crane
Name:	Derek Roy Crane
Title:	Director of PAX Secretaries Limited, Sole
Director of PA Grand Opportunity II Limited

PA EMINENT OPPORTUNITY VI LIMITED

By:	/s/ Derek Roy Crane
Name:	Derek Roy Crane
Title:	Director of PAX Secretaries Limited, Sole
Director of PA Eminent Opportunity VI Limited

[Signature Page to Schedule 13D]